

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

June 25, 2008

CET Services, Inc.
Attention: Steven H. Davis, President
12503 E. Euclid Dr., #30
Centennial, Colorado 80111

Re: CET Services, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed June 2, 2008
File No. 001-13852

Dear Mr. Davis:

We have limited our review of your filing to those issues we have addressed on our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   As your proxy statement contains actions that are covered by Items 11 and 12 of Schedule 14A, pursuant to Item 13(a) of Schedule 14A please provide supplementary financial information meeting the requirements of Item 302 of Regulation S-K, as well as a statement as to whether or not representatives of your principal accountants for the current year and for the most recently completed fiscal year:

- Are expected to be present at the meeting;

- Will have the opportunity to make a statement if they desire to do so; and

- Are expected to be available to respond to appropriate questions.

2.   Please add a table to the proxy statement disclosing the number of shares of common
        stock after the merger that will be:

        •   issued and outstanding;

        •   authorized and reserved for issuance; and

        •   authorized but unreserved.

        When preparing the table, please assume the approval of proposals 1, 3, 4, and 6.

3.   We note that you filed a Form 10-QSB on May 15, 2008. Please note that due to the
        elimination of Regulation S-B effective February 4, 2008, Forms 10-QSB and 10-KSB
        are unavailable for reporting periods after December 31, 2007. Please file on a Form 10-
        Q for the period ended June 30, 2008 and follow the instructions therein. Please see SEC
        Release No. 33-8876 for more information.

Notice of Special Meeting of Shareholders, page 1

4.   On the first page of the proxy statement, as delivered to security holders, please state the
        approximate date on which the proxy statement and form of proxy are first to be sent or
        given to security holders. Please see Item 1(b) of Schedule 14A.

Summary of the Merger, page 6

5.   You currently repeat information in your summary section and your Q&A section. The
        Q&A should not repeat any information that appears in the summary, and the summary
        should not repeat information in the Q&A. For purposes of eliminating redundancies and
        grouping like information together, please view your Q&A and summary as one section.
        When revising these sections, please consider disclosing procedural information about
        the merger in the Q & A (i.e., voting procedures and appraisal rights) and substantive
        information about the terms of the merger in the summary.

6.   Please address the $250,000 break-up fee in the summary section of the proxy statement
        and provide a cross-reference to a fuller discussion of the break-up fee in the merger
        agreement section of the proxy statement.

Parties to the Merger, page 6

7.   Please indicate that you have received a going concern opinion from your auditor.

Reasons for the Merger, page 6

8.   Please provide a summary of the reason or reasons why your board believes that the
        value to be received by your shareholders in the merger would be greater than that

available to you if you continue your current operations. In addition, please add a brief description of the nature of the value or benefit you believe current shareholders of CET will receive as a result of the merger.

Recommendations to Shareholders, page 6

9.   We note that Mr. Davis will receive benefits as a result of the merger that are different from those to be received by your other shareholders. Where you include the board's recommendation, please disclose with equal prominence that Mr. Davis will directly benefit from the merger in additional ways. Please make conforming disclosures throughout the proxy statement and, if applicable, please provide similar disclosure with respect to any other special benefits that management may receive as a result of the merger.

10.   Please disclose that your board neither sought nor received a fairness opinion from an unaffiliated party as to whether the merger is fair to your non-management shareholders.

The Merger, page 6

11.   Please clarify that this transaction is a reverse merger and a change of control (both in beneficial ownership and management) and that after the merger, your operations will be conducted primarily through BMTS. Please also make it clear that CET expects to liquidate its real estate holdings.

Questions and Answers about the Merger, page 8

Q. What will BMTS security holders receive in the proposed merger?, page 9

12.   Please confirm that the reference to 78,994,826 shares of CET common stock refers only to the number of shares of CET common stock that you estimate will be issued in the merger in exchange for outstanding shares of BMTS common stock and does not also include shares that would be issuable upon, for example, the exercise of assumed BMTS options. This disclosure appears to be inconsistent with your disclosure on page 51.

Q. How much of CET will existing CET shareholders own after the merger?, page 9

13.   To clarify how much dilution your current shareholders will experience as a result of the merger, please quantify the percentage of outstanding shares currently held by the current CET shareholders and compare that to what they will own after the merger.

Q. What happens if the merger is not consummated?, page 10

14.   Please address the applicability of the break-up fee if the merger is not consummated.

Risk Factors, page 12

Our current directors and executive officers own shares of common stock and have other interests in the merger that are different from yours, page 13

15.   Please describe with specificity all of the different interests in the merger and related transactions possessed by your officers and directors, being sure to identify by name each officer and director.

Cautionary Statement Regarding Forward-Looking Statements, page 16

16.   Please note that the safe harbor for forward looking statements provided Sections 27A of the Securities Act and 21E of the Exchange Act are not available to issuers of penny stock. Please revise this disclosure to remove references to these sections and any other references you may have in your filing to them or to the Private Securities Litigation Reform Act. Please also comply with this comment in the MD&A discussion on page 42.

The Merger (Proposal No. 1), page 18

Background of the Merger, page 19

17.   Please disclose the background of the negotiations for the terms of the merger agreement, including how the parties arrived at the level of merger consideration (approximately 94% of the combined company) that would be paid to BMTS shareholders. In this regard, please address what aspects of the companies' financial condition the parties considered. We note, for example, that CET had approximately $2.1 million in revenue in 2007 and approximately $3.9 million of assets at year end, while BMTS had only $326,935 in revenue in 2007 and $821,049 of assets at year end. Please address this as well in your discussion of the board's conclusion that the transaction is fair to CET shareholders.

18.   Please address "the financial and business" framework that BMTS possessed but the four other possible reverse acquisitions you abandoned in 2007 did not.

19.   Please address the background to and reasons for the sale of real property to Mr. Davis in connection with the consummation of the merger.

CET's Reasons for the Merger; Recommendation of CET's Board of Directors, page 21

20.   We note your statement on page 21 that the "board of directors believes that the merger consideration is fair to the shareholders." Please revise this statement, as it implies that the current shareholders of CET will receive consideration as a result of the merger. In this regard, we note from the merger agreement that the current shareholders of CET will not receive any consideration directly as a result of the merger, and we further note that

any indirect economic benefit conferred on the current shareholders of CET as a result of the merger would likely be due only to the future success of BMTS's business.

21.   Please address the extent to which BMTS's technology and business prospects were considered by your board in their decision to approve the merger agreement. In this regard, we note the public statements made by Mr. Davis to *Biotech Business Week* on June 2, 2008 concerning the Demolizer(R) II technology and noting that the technology was "a significant factor in [your] decision to enter into the merger agreement."

22.   We note your statement on page 22, in the strategic alternatives paragraph, that none of the proposals received by the board "provided the financial or business framework necessary for CET to seriously consider a reverse acquisition or merger." Please clarify what this statement means and address the characteristics your board was seeking in an acquisition or merger partner.

23.   Please identify by name the legal and financial advisors referred to on page 22.

Financial Interests of CET's Directors and Officers in the Merger, page 24

24.   Please expand your description of Mr. Davis's interest in the merger transaction. In doing so, among other points, please address the following points:

- Mr. Davis will purchase three of your five parcels of real property;

- Identify the properties Mr. Davis will purchase;

- The real property constitutes your primary asset;

- How the real property was valued for purposes of its sale to Mr. Davis;

- Whether an appraisal was performed to determine the real property's fair market value;

- Who negotiated and approved the sale of the real property to Mr. Davis; and

- The key terms of the indemnity agreement.

Please see Item 5(a) of Schedule 14A.

25.   We note that Dale W. Bleck served as your chief financial officer during the beginning of your current fiscal year. We further note from page 21 that Mr. Bleck introduced the president of BMTS to Mr. Davis for the purpose of initiating prospective acquisition discussions. If Mr. Bleck received anything of value in consideration for facilitating the merger transaction, please describe this interest. Please see Item 5(a)(1) of Schedule 14A.

Board of Directors and Management of CET Following the Merger, page 26

26.   Please clearly identify the identity of the corporation of which Messrs. Cox, Scheifley and Richardson will serve as directors and officers at the effective time of the merger. You currently indicate that they will serve is such capacities for BMTS; however, in the existing disclosure it is unclear whether BMTS is a reference to the corporation that will survive the merger and change its name in connection therewith or the corporation that is currently know as CET.

27.   If there are any arrangements or understandings among members of both the former and new control groups and their associates with respect to election of directors or other matters, please describe them in the proxy statement. Please see Instruction 2 to Item 6 of Schedule 14A.

Operations Following the Merger, page 26

28.   Identify which properties will be transferred to a newly formed subsidiary and discuss BMTS's plans for the subsidiary in connection with its business operations.

Information about CET Services, Inc., page 27

29.   Please provide the complete mailing address and telephone number of the principal executive offices for CET. Please see Item 14(b)(2) of Schedule 14A.

Information about BMTS, page 30

30.   Please provide the complete mailing address and telephone number of the principal executive offices for BMTS. Please see Item 14(b)(2) of Schedule 14A. In addition, please indicate that BMTS is a privately-held company.

The Merger Agreement, page 51

Terms of the Merger, page 51

31.   Please disclose the following information:

- The number of shares of CET common stock that you estimate will be issued in the merger in exchange for outstanding shares of BMTS common stock; and

- The number of shares of CET common stock that you estimate would be issuable following the merger upon the exercise of all of the options, warrants and convertible notes to acquire BMTS common stock that you will assume in connection with the merger.

  In your disclosure, please be sure to note the underlying assumptions you make in order to provide these numbers. These numbers should also be disclosed in the summary section of the proxy statement.

Effect of Termination, page 55

32.   Please note and address the significance of the $250,000 break-up fee, including the circumstances under which you might become liable to BMTS for the break-up fee.

Amendment to Articles of Incorporation to Increase the Number of Authorized Shares of Common Stock (Proposal No. 3), page 65

33.   Please indicate, if true, that the board will determine the terms of the preferred stock. Please see Item 11(b) of Schedule 14A.

Approval of A Reverse Stock Split (Proposal No. 4), page 65

34.   Please indicate the number of outstanding shares that would be affected by the proposed reverse stock split. Please see Item 12(a) of Schedule 14A.

35.   If known, please indicate the estimated price per share at which the board believes the expected benefits of the reverse stock split, as summarized on pages 65 and 66, might accrue.

Approval of 2008 Equity Incentive Plan (Proposal No. 6), page 68

36.   Please indicate the approximate number of persons in each class of persons who will be eligible to participate in the plan, and state the basis of such participation. Please see Item 10(a)(1) of Schedule 14A.

37.   Please provide the new plan benefits table disclosure required by Item 10(a)(2) of Schedule 14A and the additional information required by Item 10(b)(2) of Schedule 14A.

38.   Please tell us when the securities available for issuance under the plan will be registered under the Securities Act of 1933, as amended, or, if such registration is not contemplated, the section of the Securities Act or rule of the Commission under which exemption from such registration is claimed and the facts relied upon to make the exemption available. You do not need to include this information in the proxy statement. Please see Instruction 5 to Item 10 of Schedule 14A.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jenn Do at (202) 551-3743 or Al Pavot at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Dieter King at (202) 551-3338 or me at (202) 551-3767 with any other questions.

Sincerely,

Jennifer Hardy
Branch Chief

cc: James Beck, Esq. (Via Facsimile 303-893-2882)